FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: July 7, 2003

By:

 /s/ Peter Barnes

 Name

Its:

Executive Vice-President and Chief Financial Officer

(Title)

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the Securities Acts

of each of the other provinces of Canada

1.

Reporting Issuer

Wheaton River Minerals Ltd.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

June 24, 2003

3.

Press Release

A press release with respect to the material change referred to in this report was issued on June 24, 2003 and subsequently filed on SEDAR.

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced the completion of its previously announced acquisition of an additional 12.5% interest in Bajo de la Alumbrera gold-copper mine in Argentina from BHP Billiton's wholly-owned subsidiary, Rio Algom Limited (“Rio Algom”).  The US$90 million purchase price for the additional 12.5% interest was satisfied by the payment of US$65 million in cash and by the issuance of a promissory note in the amount of US$25 million at an interest of LIBOR plus 2%, which is payable monthly in arrears and is due on May 30, 2005.

5.

Full Description of Material Change

Wheaton River announced the completion of its previously announced acquisition of an additional 12.5% interest in Bajo de la Alumbrera gold-copper mine in Argentina from BHP Billiton's wholly-owned subsidiary, Rio Algom.

Acquisition of Additional 12.5% Interest in Bajo de la Alumbrera

This acquisition was achieved through the purchase, with Northern Orion Explorations Ltd. (“Northern Orion”), of an indirect 50% interest in the shares of Musto Explorations (Bermuda) Limited (“MEB”) (the “MEB Shares”) and all of Rio Algom’s rights and obligations under three subordinated loans owing by Minera Alumbrera Limited (“MAA”) to Rio Algom having an aggregate amount of approximately US$76 million (the “Subordinated Loans”).  The Subordinated Loans remain subject to the security interest granted to the senior lenders on the Alumbrera project.  For the purpose of this acquisition, Wheaton River and Northern Orion incorporated Canada Pampas Ltd. (“Canada Pampas”), an Ontario corporation, which acquired the Subordinated Loans and Cayman Pampas Ltd. (“Cayman Pampas”), a Cayman corporation, which acquired the MEB Shares.  Canada Pampas is owned as to 50% by Wheaton River Canada Pampas Ltd. (“WRCanada”), a wholly-owned subsidiary of Wheaton River, and Northern Orion Canada Pampas Ltd. (“NOCanada”), a wholly-owned subsidiary of Northern Orion.  Cayman Pampas is owned as to 50% by Wheaton River Cayman Pampas Ltd. (“WRCayman”), an indirect wholly-owned subsidiary of Wheaton River, and Northern Orion Cayman Pampas Ltd. (“NOCayman”), an indirect wholly-owned subsidiary of Northern Orion.

The US$90 million purchase price for the additional 12.5% interest was satisfied by the payment of US$65 million in cash and by the issuance of a promissory note in the amount of US$25 million at an interest rate of LIBOR plus 2%, which is payable monthly in arrears and is due on May 30, 2005.  The promissory note was made by WRCanada in favour of Rio Algom and secured by a first priority security interest in favour of Rio Algom over all assets of WRCanada and WRCayman, including, without limitation, (i) all shares and debt of Canada Pampas and WRCayman owned by WRCanada; and (ii) all shares and debt of Cayman Pampas owned by WRCayman, as evidenced by a security agreement in favour of Rio Algom from each of WRCanada and WRCayman which contains certain restrictive covenants. While any portion of the amount due under the promissory note remains outstanding, Wheaton River will pay to Rio Algom on account of the promissory note 75% of all cash flow generated from the 12.5% interest in Bajo de la Alumbrera acquired by Wheaton River from Rio Algom.

The cash portion of the purchase price was funded by a US$50 million term loan and a US$25 million revolving credit facility provided by Societe Generale Canada, Bayerische Hypo – undvereinsbank AG and Standard Bank London Limited.  Endeavour Financial acted as financial adviser to Wheaton River on these facilities.

The term loan and revolving credit facility have been guaranteed by Peak Gold Mines Pty Limited (Australia) (“Peak”), Wheaton Minerals Asia Pacific Pty Limited (Australia), Compania Pena Minera de Bernal SA de CV (Mexico) (“Pena Minera”), Minas Sanluis SA de CV (Mexico) (“Minas Sanluis”) and Luismin, SA de CV (Mexico) (“Luismin”) and are secured against (a) a pledge of the shares of Peak, Pena Minera, Minas Sanluis and Luismin; (b) an assignment of all material intercompany indebtedness (in Australia and Mexico); and (c) an assignment of the benefit of a gold put option programme required to be purchased and maintained by Wheaton River at a minimum price of US$300 per ounce of gold covering 175,000 ounces of gold per annum.  The term loan facility bears interest at a rate of LIBOR plus 2.75% per annum and is scheduled to be repaid as to US$5 million on each of December 31, 2003, June 30, 2004, December 31, 2004 and June 30, 2005 and as to US$7.5 million on each of December 31, 2005, June 30, 2006, December 31, 2006 and June 30, 2007.  While any portion of the term loan facility remains outstanding, Wheaton River will pay to the banks, in addition to scheduled payments, 25% of net cash flows after debt repayments.  The revolving credit facility bears interest at a rate of LIBOR plus 3% per annum and is available for repayment and drawing for five years less one month.  The interest rate for both the term loan and revolving credit facility will increase by 2% upon a default.  The loan documentation contains general and financial covenants of Wheaton River, including the covenant with respect to purchasing and maintaining the gold put option programme referenced above and prohibits Wheaton River from incurring additional indebtedness other than a maximum of A$5 million for working capital facilities and A$6.1 million for reclamation bonding.  Events of default include breaches of covenants, material breaches of representations and warranties, a US$1 million default under any other indebtedness of Wheaton River, the bankruptcy or insolvency of Wheaton River or any of the guarantors or a de-listing of Wheaton River’s common shares.

Argentina’s Anti-Trust Laws

Wheaton River, Northern Orion Resources Inc. and BHP Billiton have filed a consultative opinion seeking a ruling in Argentina that notification for anti-trust approval is not required from the regulatory body in Argentina that monitors transactions that may attract anti-trust regulations and considers issues of control and size of both the transaction and the parties involved when making its evaluations.

Shareholders Agreement

A shareholders agreement (the “Shareholders Agreement”) was entered into among Wheaton River, WRCanada, WRCayman, Wheaton River (Cayman Islands) Ltd. (“WRCIL”), Northern Orion, NOCanada, NOCayman, Wheaton River (Alumbrera) Ltd., Canada Pampas, Cayman Pampas and MEB to provide for the rights and obligations of Wheaton River and Northern Orion and their respective subsidiaries in respect of the two jointly held acquisition companies, Canada Pampas and Cayman Pampas, and in respect of MEB.  Pursuant to the Shareholders Agreement, neither Wheaton River nor Northern Orion may, directly or indirectly, sell, assign, transfer or otherwise deal with any securities of, or any indebtedness of, Canada Pampas, Cayman Pampas, MEB, MAA, WRCanada, WRCayman, WRCIL, NOCanada or NOCayman now, or grant a security interest in any such securities or indebtedness, subject to certain exceptions.  Further, the MEB Shares and the Subordinated Loans held by the Wheaton River group of companies and the Northern Orion group of companies, respectively, are subject to a right of first offer between such groups.

The Shareholders Agreement also contains a specific provision relating to the Wheaton River debt and securities which were previously acquired by Wheaton River from Rio Tinto.  While subject to the right of first offer, the agreement specifically provides that the offer in question will be to either Canada Pampas or Cayman Pampas for the purchase of shares or debt, as applicable, and that the directors of Wheaton River will not be precluded from voting in connection with the decision to take up the offer.

The Shareholders Agreement provides that the board of directors of MEB will consist of three Wheaton River nominees and one Northern Orion nominee.  The board of directors of Canada Pampas will consist of two Wheaton River nominees and two Northern Orion nominees.  The board of directors of Cayman Pampas will consist of three Wheaton River nominees and three Northern Orion nominees.  In the case of an equality of votes at any meeting of the directors of either Canada Pampas or Cayman Pampas, the Chairman (to be selected by Wheaton River) will have a second or casting vote.

Pursuant to the MAA shareholders agreement, MEB is entitled to nominate two directors of MAA as well as two members of the management committee under the Union Transitoria de Empreses Agreement dated April 27, 1994 between MAA and Yacimientos Mineros de Agua de Dionisia relating to the Alumbrera project.  Each of Wheaton River and Northern Orion will be entitled to nominate one of such directors or members of the management committee, however, the Northern Orion nominees on the board of MAA and on the management committee must act in accordance with Wheaton River’s directions in connection with any vote.

Under the Shareholders Agreement, certain fundamental changes relating to the business and affairs of each of MEB, Canada Pampas and Cayman Pampas require the unanimous consent of the directors.

6.

Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 4th day of July, 2003.

WHEATON RIVER MINERALS LIMITED

Per:

“Peter Barnes”

Peter Barnes

Executive Vice-President and

Chief Financial Officer